 Exhibit 99.3

Your **Vote** Counts!

IHS HOLDING LIMITED

2026 Annual General Meeting
Vote by October 7, 2026
11:59 PM ET



Towers of strength

IHS HOLDING LIMITED
1 CATHEDRAL PIAZZA
123 VICTORIA STREET
LONDON, SW1E 5BP
UNITED KINGDOM

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You invested in IHS HOLDING LIMITED and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on October 8, 2026.**

Get informed before you vote

View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 24, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

Shareholder Meeting Registration

To vote and/or attend the meeting, go to the "Attend a Meeting" link at www.ProxyVote.com.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

October 8, 2026
1:00 PM London Time

The offices of IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	To elect Sam Darwish, William Saad, Ursula Burns, John Ellis Bush, Maria Carolina Lacerda, Nicholas Land, Phuthuma Nhleko and Aniko Szigetvari to serve as directors, in each case until the Company's annual general meeting to be held for the year ending December 31, 2027, or until their earlier death, resignation, disqualification or removal.	
	Nominees:	
1a.	Sam Darwish	For
1b.	William Saad	For
1c.	Ursula Burns	For
1d.	John Ellis Bush	For
1e.	Maria Carolina Lacerda	For
1f.	Nicholas Land	For
1g.	Phuthuma Nhleko	For
1h.	Aniko Szigetvari	For

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

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